UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

iSoftStone Holdings Limited

(Name of the Issuer)

iSoftStone Holdings Limited
New Tekventure Limited
New iSoftStone Holdings Limited
New iSoftStone Acquisition Limited
Tekventure Limited
Tianwen Liu
Xiaosong Zhang
Yong Feng
Junhe Che
Ying Huang
Qiang Peng
Xiaohui Zhu
Yen-wen Kang
Li Wang
Li Huang

Miao Du

Yan Zhou
New Tekventure Management Limited
BENO Group Limited
Jiadong Qu
Jinyuan Development (Hong Kong) Company Limited
Wuxi Jinyuan Industry Investment & Development Co. Ltd.
Benson Tam
CSOF SoftTech Limited
Accurate Global Limited
Advance Orient Limited
CSOF Technology Investments Limited
China Special Opportunities Fund III, LP

CSOF III GP Limited

Windsor Venture Limited

China Everbright Limited

China Special Opportunities Fund, L.P.

China Everbright GP Limited

China Everbright Investment Management Limited

Forebright Partners Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing ten Ordinary Shares

(Title of Class of Securities)

46489B108

(CUSIP Number)

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193 People’s Republic of China Attention: Cheng Zhang Tel: +86 10 5874 9000

New Tekventure Limited

New iSoftStone Holdings Limited

New iSoftStone Acquisition Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193

People’s Republic of China

Attention: Mr. Tianwen Liu

Tel: +86 10 5874 9000

Tekventure Limited

Tianwen Liu

Xiaosong Zhang

Yong Feng

Junhe Che

Ying Huang

Qiang Peng

Xiaohui Zhu

Yan-wen Kang

Li Wang

Li Huang

Miao Du

Yan Zhou
New Tekventure Management Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193

People’s Republic of China

Tel: +86 10 5874 9000

BENO Group Limited
Jiadong Qu

Room 804, Building A,

JuanShiTianDi Mansion,

West Wangjing Road,

Chaoyang District, Beijing 100020

People’s Republic of China

Tel: +86 10 8478 4808

Benson Tam

Suite 3400, Pacific Place Apartment,

88 Queensway, Hong Kong

Tel: +852 9263 3308

Jinyuan Development (Hong Kong) Company Limited
Wuxi Jinyuan Industry Investment & Development Co. Ltd.

25/F, No. 879, Hongqiao Road, Wuxi City, Jiangsu

Province, the People’s Republic of China

Attention: Mr. Yongtao Zhao

Tel: +86 510 8589 8572

CSOF SoftTech Limited
Accurate Global Limited
Advance Orient Limited
CSOF Technology Investments Limited
China Special Opportunities Fund III, LP

CSOF III GP Limited

Windsor Venture Limited

China Everbright Limited

China Special Opportunities Fund, L.P.

China Everbright GP Limited

China Everbright Investment Management Limited

Forebright Partners Limited

46th Floor, Far East Finance Centre,

16 Harcourt Road, Hong Kong

Attention: Mr. Ip Kun Wan, Kiril

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Ling Huang, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers West (23Fl) 12B Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Telephone: +86 10 5920 1000	Kurt Berney O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111 United States of America Telephone: +1 415 984 8700

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$259,860,604.29	$33,470.05

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.57 for 456,047,234 outstanding Shares of the issuer subject to the transaction (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) iSoftStone Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing ten Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New Tekventure Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands that wholly owns Parent (“Holdco”); (c) New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (d) New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”); (e) Tekventure Limited, a company incorporated under the laws of the British Virgin Islands; (f) Mr. Tianwen Liu, the chairman of the board of directors and chief executive officer of the Company (the “Chairman”); (g) Mr. Xiaosong Zhang, a consultant of the Company; (h) Mr. Yong Feng, a director and the chief operating officer of the Company; (i) Mr. Junhe Che, an executive vice president of the Company; (j) Mr. Ying Huang, an executive vice president of the Company; (k) Mr. Qiang Peng, an executive vice president of the Company; (l) Mr. Xiaohui Zhu, an executive vice president of the Company; (m) Mr. Yen-wen Kang, an executive vice president of the Company; (n) Ms. Li Wang, an executive vice president of the Company; (o) Mr. Li Huang, an executive vice president of the Company; (p) Mr. Miao Du, an executive vice president of the Company; (q) Ms. Yan Zhou, a vice president of the Company; (r) New Tekventure Management Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands; (s) BENO Group Limited, a company incorporated under the laws of the British Virgin Islands; (t) Mr. Jiadong Qu, (u) Jinyuan Development (Hong Kong) Company Limited, a Hong Kong company; (v) Wuxi Jinyuan Industry Investment & Development Co. Ltd., a company incorporated under the laws of the People’s Republic of China; (w) Mr. Benson Tam, an independent director of the Company; (x) CSOF SoftTech Limited, a company incorporated under the laws of the British Virgin Islands; (y) Accurate Global Limited, a company incorporated under the laws of the British Virgin Islands; (z) Advance Orient Limited, a company incorporated under the laws of the British Virgin Islands; (aa) CSOF Technology Investments Limited, a company incorporated under the laws of the British Virgin Islands; (bb) China Special Opportunities Fund III, LP, a limited partnership organized under the laws of the Cayman Islands; (cc) CSOF III GP Limited, a company incorporated under the laws of the Cayman Islands; (dd) Forebright Partners Limited, a company incorporated under the laws of the British Virgin Islands; (ee) Windsor Venture Limited, a company incorporated under the laws of the British Virgin Islands; (ff) China Everbright Limited, a company incorporated under the laws of Hong Kong; (gg) China Special Opportunities Fund, L.P., a limited partnership organized under the laws of the Cayman Islands; (hh) China Everbright GP Limited, a company incorporated under the laws of the Cayman Islands; and (ii) China Everbright Investment Management Limited, a company incorporated under the laws of Hong Kong. Filing Persons (e) and (f) are collectively referred to herein as the “Chairman Parties.” Filing Persons (g) through (q) above are collectively referred to herein as the “Supporting Shareholders.” Filing Persons (y) through (aa) above are collectively referred to herein as the “Everbright Shareholders.” Filing Persons (x) through (ii) are collectively referred to herein as “Everbright.” The Chairman Parties, the Supporting Shareholders, the Everbright Shareholders and Filing Persons (s), (u) and (w) are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (ii) are collectively referred to herein as the “Buyer Group.”

On April 18, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger. Parent and Merger Sub are currently beneficially wholly owned by the Chairman.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Share Awards (as defined below), (c) Shares (including the Shares issuable under Company Options and Company RSUs (each as defined below), the Company Restricted Shares (as defined below) and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”) and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of November 30, 2010, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Cayman Islands Companies Law. Please see “Dissenters’ Rights” beginning on page 99 for additional information.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding option award (each a “Company Option”) issued by the Company pursuant to the Company’s 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan (collectively, the “Company Share Plans”), whether vested or unvested, shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Option.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted Share (each a “Company Restricted Share”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be rolled over into the right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted share unit award (each a “Company RSU”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU. Company Options, Company Restricted Shares and Company RSU’s are collectively referred to herein as “Company Share Awards.”

Under the terms of the support agreement entered into by and among Holdco and the Rollover Shareholders (the “Support Agreement”) concurrently with the execution and delivery of the merger agreement immediately prior to the closing of the merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) in Holdco as set forth in the Support Agreement.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3 Identity and Background of Filing Person

(a)	Name and Address. iSoftstone Holdings Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

(a)(1) Material Terms. Not applicable.

(a)(2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Goldman Sachs (Asia) L.L.C. as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Goldman Sachs (Asia) L.L.C. as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Goldman Sachs (Asia) L.L.C. as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2012 and December 31, 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2013, filed on April 29, 2014 (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2014 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a) -(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(6)	Press Release issued by the Company, dated April 18, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 21, 2014.

(b) -(1)	Debt Commitment Letter, dated as of April 18, 2014, by and among China Merchants Bank Co., Ltd., Hong Kong Branch and Parent.*

(b) -(2)	Equity Commitment Letter, dated as of April 18, 2014, by and among China Special Opportunities Fund III, LP and Holdco.*

(b) -(3)	Equity Commitment Letter, dated as of April 18, 2014, by and among the Chairman and Holdco.*

(c) -(1)	Opinion of Goldman Sachs (Asia) L.L.C., dated April 18, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated April 18, 2014.*

(c) -(3)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated October 29, 2013.

(c) -(4)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated January 21, 2014.

(d) -(1)	Agreement and Plan of Merger, dated as of April 18, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Support Agreement, dated as of April 18, 2014, by and among Holdco and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of April 18, 2014, by the Everbright Shareholders and the Chairman in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Power of attorney, dated as of May 16, 2014, granted by each of Mr. Xiaosong Zhang, Mr. Yong Feng, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Ms. Li Wang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, BENO Group Limited, Mr. Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd. and Mr. Benson Tam in favor of Mr. Tianwen Liu.*

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on May 19, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

iSoftStone Holdings Limited

By:	/s/ Tom Manning
Name: Tom Manning
Title: Independent Committee Chairman

New Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Holdings Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Acquisition Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

Tianwen Liu

/s/ Tianwen Liu

Xiaosong Zhang

/s/ Tianwen Liu
Attorney-in-fact

Yong Feng

/s/ Tianwen Liu
Attorney-in-fact

Junhe Che

/s/ Tianwen Liu
Attorney-in-fact

Ying Huang

/s/ Tianwen Liu
Attorney-in-fact

Qiang Peng

/s/ Tianwen Liu
Attorney-in-fact

Xiaohui Zhu

/s/ Tianwen Liu
Attorney-in-fact

Yen-wen Kang

/s/ Tianwen Liu
Attorney-in-fact

Li Wang

/s/ Tianwen Liu
Attorney-in-fact

Li Huang

/s/ Tianwen Liu
Attorney-in-fact

Miao Du

/s/ Tianwen Liu
Attorney-in-fact

Yan Zhou

/s/ Tianwen Liu
Attorney-in-fact

New Tekventure Management Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

BENO Group Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Jiadong Qu

/s/ Tianwen Liu
Attorney-in-fact

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Wuxi Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Attorney-in-fact

Benson Tam

/s/ Tianwen Liu
Attorney-in-fact

CSOF SoftTech Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Advance Orient Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund III, LP By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Special Opportunities Fund, L.P. By China Everbright GP Limited, its general partner

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright GP Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Exhibit Index

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2014 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a) -(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(6)	Press Release issued by the Company, dated April 18, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 21, 2014.

(b) -(1)	Debt Commitment Letter, dated as of April 18, 2014, by and among China Merchants Bank Co., Ltd., Hong Kong Branch and Parent.*

(b) -(2)	Equity Commitment Letter, dated as of April 18, 2014, by and among China Special Opportunities Fund III, LP and Holdco.*

(b) -(3)	Equity Commitment Letter, dated as of April 18, 2014, by and among the Chairman and Holdco.*

(c) -(1)	Opinion of Goldman Sachs (Asia) L.L.C., dated April 18, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c) -(2)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated April 18, 2014.*

(c) -(3)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated October 29, 2013.

(c) -(4)	Discussion Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the independent committee of the board of directors of the Company, dated January 21, 2014.

(d) -(1)	Agreement and Plan of Merger, dated as of April 18, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Support Agreement, dated as of April 18, 2014, by and among Holdco and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of April 18, 2014, by the Everbright Shareholders and the Chairman in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Power of attorney, dated as of May 16, 2014, granted by each of Mr. Xiaosong Zhang, Mr. Yong Feng, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Ms. Li Wang, Mr. Li Huang, Mr. Miao Du, Ms. Yan Zhou, BENO Group Limited, Mr. Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd. and Mr. Benson Tam in favor of Mr. Tianwen Liu.*

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on May 19, 2014